 Exhibit 99.1

AYR Wellness to Hold Second Quarter 2023 Conference Call on August 17 at 8:30 a.m. ET

MIAMI, July 18, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), will hold a conference call on Thursday, August 17, 2023, at 8:30 a.m. ET to discuss its results for the second quarter ended June 30, 2023.

AYR President & CEO David Goubert and CFO Brad Asher will host the conference call, followed by a question-and-answer period. The Company will provide its financial results in a press release prior to the call.

Date: Thursday, August 17, 2023

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10022068

Webcast: https://services.choruscall.ca/links/ayrwellness2023q2.html

A telephonic replay of the conference call will also be available for one month until end of day Sunday, September 17, 2023.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 0257

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the company’s investor relations team at ir@ayrwellness.com.

About AYR Wellness Inc.

AYR is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

AYR’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com